SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES FIRST QUARTER 2004 RESULTS (Rio de Janeiro – May 12, 2004) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today released its consolidated results expressed in millions of reais under Brazilian GAAP.

PETROBRAS reported consolidated net income of R$ 3,972 million in the first quarter of 2004 (1Q04). Consolidated net operating revenues in 1Q04 were R$ 23,212 million, and on March 31, 2004, the Company’s market value was R$ 101,142 million. EBITDA of R$ 8,609 million in 1Q04 was 25% higher than EBITDA in 4Q03.

  Consolidated net income in 1Q04 was R$ 3,972 million, due mainly to the gross margin, which was 44% in the quarter. Net income in 1Q03 was R$ 5,545 million.

  The change in net income is due to the 5% decrease in gross margin (49% in 1Q03), a function of the decline in prices of basic oil products in the domestic market, principally because of the reduction in prices of diesel, gasoline and LPG in April 2003, which comprise the major part of sales in the domestic market; to the lower volumes exported (13%); and to the impact of the appreciation of the real to the U.S. dollar (17%) on export revenues, which were partially offset by lower expenses with oil products imports with government participation in the country and by third-party participation in consortiums, which are aligned with international prices and the exchange rate.

  Also contributing to the reduction of net income was the decrease in the net financial result, which was caused by the lower revenues from short-term investments in exchange funds and the increase in expenses of exchange rate variations on financing. Additionally, 1Q03 net income was affected by the provision for losses on financial exposure to energy businesses in the amount of R$ 708 million.

  Consolidated gross sales in 1Q04 were R$ 32,654 million and net operating revenues were R$ 23,212 million. In 1Q03, gross sales and net sales were R$ 33,365 million and R$ 24,500 million, respectively.

  In 1Q04 total production of oil, LNG and natural gas grew nearly 5% over the same period of the prior year, reaching an average in the quarter of 1,996,000 barrels of oil equivalent per day, a function of increased international production following inclusion of the volumes produced by PEPSA and PELSA as of May 2003. Production of oil and LNG in the country reached an average of 1,475,000 bpd, with 80% coming from the Campos Basin (1,186,000 bpd). This is a 6% reduction from 1Q03, caused by closure of some wells in the Marlim Sul and Voador fields, and by interruption of DP-Seillean in the Jubarte field. Oil products production in the country in 1Q04 increased 6% over 1Q03, and achieved a refining record of 1,819,000 bpd on Feb. 25, 2004.

  In 1Q04, PETROBRAS invested R$ 3,699 million, principally in developing its oil and natural gas production capacity (69% of direct investment in the country and 57% of total investment. These values do not include investments via off-balance sheet Special Purpose Companies (SPC’s), which totaled approximately R$ 172 million.

  PETROBRAS’ net debt on March 31, 2004, was R$ 37,647 million, an increase of 9% over December 31, 2003, mainly because of the reduction in available funds within PETROBRAS following payment of partial interest on capital in February 2004, in the amount of R$ 3,066 million, in reference fiscal year 2003.

  The value added by PETROBRAS in 1Q04 was R$ 21,583 million (R$ 22,729 million in 1Q03) due essentially to the profit reported in the quarter which, through generation of taxes, duties, social contribution and government participation resulted in an economic contribution to the country in the amount of R$ 13,689 million (R$ 14,630 million in 1Q03); value added to shareholders was R$ 4,099 million (R$ 5,751 million in 1Q03), and recognition of interest, of exchange rate effects, rent and shipping costs, and expenses with financial institutions and suppliers in the amount of R$ 2,339 million (R$ 1,199 million in 1Q03).

  On March 29, 2004, through a General Extraordinary Meeting, the shareholders of PETROBRAS approved an increase in the Company’s capital to R$ 32,896 million through incorporation as part of the earnings retained in previous years in the amount of R$ 13,034 million, without issue of new shares, in order to align Company capital to investment levels appropriate to the oil industry which has intensive capital use and a long-maturity operating cycle.

  On March 31, 2004, the Company’s market value was R$ 101,142 million, an 87% increase over March 31, 2003, representing 180% of the net equity of the Holding Company (R$ 55,574 million).

This document is separated into 5 sections:

PETROBRAS System	Index	PETROBRAS	Index
Financial Performance	3	Financial Statements	25
Operating Performance	4
Financial Statements	13
Appendices	21

SISTEMA PETROBRAS

Comments from the President, Mr. José Eduardo de Barros Dutra

The consolidated net income of R$ 3,972 million that PETROBRAS reported in the first quarter of 2004 is a very robust result that affirms the way in which the Company has been conducting its business.

The basis for this result is in the higher level of labor and the commitment of employees to operating efficiency. As a result, we managed to keep production of oil and natural gas at high levels, reaching 1,996 million bpd in Brazil and abroad.

In the downstream business, our refineries in Brazil achieved in February, important oil processing records, reaching the mark of 1,819 million barrels processed in February. This corresponded to 99.6% of the country’s total installed capacity.

As part of its efforts to meet the needs of its consumers, throughout the first quarter the Company took several important initiatives, principally in the natural gas arena, as it seeks to intensify the use of this important fuel. Among these initiatives, the agreement signed by the Gaspetro subsidiary and White Martins stands out, with creation of a new company to sell a new product – NGL, Liquefied Natural Gas – in the market, with the intent of serving regions that are not supplied by gas pipelines. A proposal for a new structure of natural gas prices for collective urban transport was also conducted as part of its effort to develop the market for natural gas in Brazil’s southern, southeastern and Midwestern regions, and a price structure for natural gas from Bolivia, passing through to consumers the economic benefits obtained from gas producers in Bolivia.

In 1Q04, total investments were R$ 3,699 million (excluding amounts invested via SPC’s). These investments are in line with the goals delineated in the Strategic Plan, investing primarily in developments of its oil and natural gas production capacity.

We would also like to mention that the General Ordinary Assembly, held on March 29, 2004, deliberated and approved the destination of the result of fiscal year 2003, when, among other measures, distribution of dividends and interest on own capital in the total amount of R$ 5.15 per ordinary and preferred share was approved (already including payment of interest on own capital distributed on February 13, in the amount of R$ 3.00 per share).

With the result of 1Q04, we are beginning the second year at the helm of PETROBRAS with renewed energy and motivation to continue – together with our shareholders, employees, clients, suppliers and other interested parties – along the path of success on which our Company is traveling.

PETROBRAS	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and assigns, reported consolidated net income of R$ 3,972 million in 1Q04, a 28% reduction from 1Q03.

R$ Million
		Jan-Mar
4Q-2003		2004	2003	Δ %

33,199	Gross Operating Revenue	32,654	33,365	(2)
23,952	Net Operating Revenue	23,212	24,500	(5)
5,546	Operating Profit (1)	7,197	8,491	(15)
(156)	Financial Result	(730)	703	(204)
3,021	Net Income for the Period	3,972	5,545	(28)
2.76	Net Income per Share	3.62	5.06	(28)
87,459	Market Value (Parent Company)	101,142	53,451	89

44	Gross Margin (%)	44	49	(5)
23	Operating Margin (%)	31	34	(3)
13	Net Margin (%)	17	23	(6)
6,877	EBITDA – R$ million (2)	8,609	9,409	(9)

	Financial and Economic Indicators

29.41	Brent (US$/bbl)	31.95	31.51	1
2.9000	US Dollar Average Price - Sale	2.8985	3.4928	(17)
2.8892	US Dollar Last Price - Sale	2.9086	3.3531	(13)

(1)	Result before financial revenues and expenses, equity income and taxes.
(2)	Operating result before financial result and equity income + depreciation/amortization/well abandonment.

The main factors that contributed to consolidated net income in 1Q04 were:

  Gross margin of 44%, from the sale of oil, oil products and other products in the domestic and export markets, was 5% lower than in 1Q03, due mainly to lower sales prices in April 2003 of diesel, gasoline and LPG, responsible for the major part of the sales in the domestic market, beyond higher expenses with oil imports due to higher acquired volumes. These prices were offset by lower expenses related to the import of oil products, government participation in the country and third-party participation in consortiums, which are aligned with international prices and the exchange rate.

  In 1Q04, the operating margin was 3% less than operating margin in the same quarter of the previous year, reflecting the gross margin and inclusion of operating expenses of PEPSA and PELSA, which were consolidated as of May 2003. This was offset by the loss provision for financial exposure to energy businesses in the amount of R$ 708 million in March 2003.

  Net margin in 1Q04 fell 6% from 1Q03, due to the operating margin and the decrease in the net financial result, which was mainly a function of reduced revenues from short-term investments in exchange funds, and by the increased exchange rate expenses on financing, influenced by the volume of resources applied and/or raised, and by the exchange rate.

PETROBRAS	Operating Performance

		Jan-Mar
4Q-2003		2004	2003	Δ %

Exploration & Production - Thousands bpd
1,680	Oil and LNG production	1,643	1,613	2
1,513	Domestic	1,475	1,573	(6)
167	International	168	40	320
167	International - Pro Forma**	168	148	14
343	Natural Gas production *	353	283	25
256	Domestic	261	249	5
87	International	92	34	171
87	International - Pro Forma**	92	79	16
2,023	Total production	1,996	1,896	5
* Does not include liquified gas. Includes reinjected gas

Average Sales Price - US$ per bbl / mcf
	Oil (US$/bbl)
26.79	Brazil	29.53	29.67	(0)
26.75	International	27.40	31.22	(12)
	Natural Gas (US$/mcf)
1.87	Brazil	1.89	1.57	20
1.14	International	1.16	1.73	(33)

Refining, Transport and Supply - Thousands bpd
310	Crude oil imports	417	319	31
57	Oil product imports	74	111	(33)
102	Import of gas, alcohol and others	105	72	46
260	Crude oil exports	191	225	(15)
184	Oil product exports	196	226	(13)
2	Fertilizer and Others Exports	4	5	(20)

23	Net imports	205	46	345
1,698	Output of oil products	1,825	1,693	8
1,604	• Brazil	1,726	1,623	6
94	• International	99	70	41
94	. International - Pro Forma **	99	89	11
2,103	Primary Processed Installed Capacity	2,106	2,047	3
1,974	• Brazil	1,977	1,956	1
129	• International	129	91	42
129	. International - Pro Forma **	129	129	-
	Use of Installed Capacity
81	• Brazil	87	83	4
73	• International	75	70	5
73	. International - Pro Forma **	75	69	6
79	Domestic crude as % of total feedstock processed	77	80	(3)

Cost - US$/barrel
	Lifting Costs:
	• Brazil
3.98	•• without government participation	4.22	2.85	48
9.12	•• with government participation	9.65	8.45	14
2.74	• International	2.45	1.97	24
	. International - Pro Forma**	2.45	2.24	9
	Refining cost
1.53	• Brazil	1.31	0.90	46
1.29	• International	1.17	0.89	31
1.29	. International - Pro Forma**	1.17	1.10	6
238	Overhead in US$ million (1)	204	138	48
(1) In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.

Sales Volume - Thousands bpd
1,537	Total Oil Products	1,489	1,480	1
36	Alcohol, Nitrogen and others	28	28	-
190	Natural Gas	194	148	31

1,763	Subtotal Domestic Market	1,711	1,656	3
457	Distribution	430	418	3
(424)	Intercompany Sales	(386)	(386)	-

1,796	Total domestic market	1755	1688	4
446	Exports	391	456	(14)
365	International Sales	382	214	79

811	Total international market	773	670	15

2,607	Total	2,528	2,358	7
** 1Q03 information was revised as if PEPSA consolidation had occurred in that period (without lag).

Exploration and Production – Thousands bpd

In 1Q04, domestic oil and NGL production dropped 3% in relation to production in 4Q03, due mainly to the production stop at the Jubarte field for scheduled inspections on the ship Seillean.

International production of oil and gas in 1Q04 grew 2% over 4Q03. This was due to increased natural gas production in Bolivia, an effect of increased demand in the Brazilian market, which offset the declining curve of the mature fields in Angola, Argentina, Colombia and the United States.

Production of domestic oil and NGL in 1Q04 dropped 6% in relation to 1Q03, due to closure of wells MLS-53 and VD-10 located in the Marlim Sul and Voador fields, respectively, and production interruption of DP-Seillean in the Jubarte field for scheduled inspections.

International production of oil and gas in 1Q04 increased 251% over 1Q03, due to inclusion of PEPSA and PELSA data as of May 2003. Also important is the increased production of Bolivian gas, resulting from increased demand in the Brazilian market.

If PEPSA and PELSA information retroactive to January 2003 is included for the sake of comparison, then production increased 15% over 1Q03. This increase was due to higher production at PESA in Venezuela, which reflected normalization of production that was compromised in January and February of 2003 because of a strike in Venezuela.

Refining, Transport and Supply – Thousands bpd

The load processed (primary processing) by refineries in the country increased 7% in 1Q04 in relation to 1Q03, basically due to the current strategy adopted by the Company, which seeks to increase its inventory levels, as a function of higher prices for oil products in the international market and recomposition of oil products inventory by account, and preparation for future scheduled stoppages. This strategy was made possible by modernization and expansion of refining units, which increased oil processing capacity and a refining record of 1,819,000 bpd on Feb. 25, 2004, utilizing 99.6% of installed capacity.

Costs

Lifting Cost US$/barrel

The 6% rise in the unit lifting cost without government participation in the country in 1Q04 (US$ 4.22/bbl) in comparison to 4Q03 is due to: higher demurrage costs of ships used for transport of production as a function of ship availability for longer-than foreseen periods, movement of platforms with third parties relative to FPSO Espadarte, allocated as of 1Q04 to operating activities; larger salary expenses, benefits and charges linked mainly to retroactive payment of differences in overtime shift hours, as set forth in the collective work agreement.

The unit lifting cost in the country without government participation in 1Q04 increased 48% over 1Q03, due basically to the salary adjustment, the increased workforce, and the revision in the actuarial calculations of health benefits and future retirements, as well as technical services for well restoration and maintenance, exploratory drilling rigs and special ships, which have their prices aligned by international oil prices, plus maintenance materials and services at ocean terminals, transport lines and installations associated with the HSE program, as well as sea and air transport in production operating support. Discounting the effect of the appreciation of the real to the U.S. dollar on operating costs, the lifting cost would be US$ 3.61/bbl, taking December 31, 2002 as the base in the exchange rate conversion for expenses.

In 1Q04, the unit lifting cost in the country with government participation grew 14% over 1Q03 due to higher operating expenses mentioned above. These costs were offset by reduced government participation, which was influenced by decreased production in the oil fields that are in a higher tax bracket and by reference prices for domestic oil. In comparison to 4Q03, the lifting cost in Brazil with government participation grew 6%, a function of the mentioned higher expenses and reference prices for domestic oil.

In 1Q04, the international lifting cost rose 24% over the same period of the prior year because of inclusion of PEPSA and PELSA data as of May 2003, considering that production from these companies is in mature fields that have higher extraction costs. The international unit lifting cost decreased 11% in relation to 4Q03, due to the lower maintenance costs in the Argentine unit.

The increase in the international unit lifting cost in 1Q04, including PEPSA and PELSA costs in the same period of the prior year, was 9%, due to higher costs in the units in Bolivia, Angola and Argentina. Another impact came from the 8% appreciation of the Argentine peso to the U.S. dollar in the exchange rate process.

Refining Cost (US$/barrel)

The unit refining cost in the country in 1Q04 rose 46% in relation to the same period of the previous year because of increased personnel expenses, revision of scheduled expenses with future stops of refining units and third-party services. If the effect of the 14% appreciation of the real to the U.S. dollar is not considered, and taking 12/31/2002 as the basis for exchange rate conversion of expenses, and the proportionality of those costs was originally incurred in national and foreign currency of 74% and 26% respectively, the increase would be 37%. In comparison to 4Q03, the refining operating cost in the country in 1Q04 fell 14% because of decreases in third-party expenses, public services, electric energy, materials and personnel.

The average international unit refining cost in 1Q04 rose 31% over 1Q03 due to inclusion of PEPSA data as of May 2003, which has higher refining costs than the average of the other refineries in the PETROBRAS system abroad. In comparison to 4Q03, the average international refining unit cost in 1Q04 decreased 9% because of lower expenses for maintenance materials and services to the Bolivian unit.

The increased average unit refining cost, including PEPSA and PELSA costs in 1Q03, was 6% due to increased personnel and maintenance expenses in Argentina. Another impact came from the 8% appreciation of the Argentine peso to the U.S. dollar in the exchange rate process.

Overhead (US$ million)

The 48% increase in Overhead (1) expenses in 1Q04 over the same period of the previous year is due mainly to revision of the actuarial calculation, which impacted the expenses provisioned for the Health Plan (AMS) for retirees and pension holders, expenses for contracted services linked to maintenance of software licenses for the SAP R/3 integrated management system, and institutional publicity and advertising. Discounting the effect of the appreciation of the real against the U.S. dollar, the average increase in the indicator is 22%. The 14% reduction in Overhead in 1Q04 compared to 4Q03 is due to the higher application in 4Q03 of resources to publicity, institutional advertising, cultural and sports sponsorships, donations, and the events commemorating the Company’s 50th anniversary.

Sales Volume – Thousands bpd

The sales volume increased 4% in the domestic market in 1Q04 compared to the same period in the prior year, mainly in sales of natural gas, diesel oil, gasoline and LPG. Retraction in diesel and gasoline consumption in 1Q03, caused by speculative movements at the end of 2002, was reflected in the volume growth between the periods analyzed.

Result by Segment Area R$ million (1)
		Jan-Mar
4Q-2003		2004	2003	Δ %

2,727	EXPLORATION & PRODUCTION	3,610	5,617	(36)
942	SUPPLY	1,035	1,465	(29)
(710)	GAS & ENERGY	(39)	(335)	(88)
72	DISTRIBUTION	106	97	9
(47)	INTERNATIONAL (2)(3)	157	166	(5)
(156)	CORPORATE (3)	(1,020)	(358)	185
193	ELIMINATIONS	123	(1,107)	(111)

3,021	CONSOLIDATED NET INCOME	3,972	5,545	(28)

(1) Accounting statements by business segment and respective comments are presented beginning on p.17.

(2) In the International business segment, comparison between periods is affected by exchange rate variations, considering that all operations are transacted abroad, in dollars or in the currency of the country in which each company is based, and significant variation in reais can occur because of exchange rate behavior.

(3) The Shareholders Equity result of 1Q03 was reclassified between the International segment and the Corporate segment, relative to the exchange rate gain or loss in company investments abroad, which were then treated exclusively as a corporate result.

Result by Business Area

PETROBRAS is a company that operates in an integrated fashion, with the largest part of oil and gas production in the area of Exploration & Production transferred to other areas of the Company.

Highlighted below are the principal criteria used to determine results by business segment:

a) Net operating revenues: the revenues relative to sales made to outside clients plus sales/transfers among business areas, with the internal transfer prices defined between the areas as reference.

b) Included in operating income are the net operating revenues and cost of goods and services sold, which are determined by business segment considering the internal transfer price and the other operating costs in each area, as well as operating expenses, in which the expenses effectively incurred in each area are considered.

c) Assets: include the assets identified in each area.

E&P – In 1Q04, the net income reported by the Exploration & Production area was R$ 3,610 million, 36% less than net income reported in the same period of the previous year (R$ 5,617 million) due to the R$ 3,262 million reduction in gross income reported for the sale/transfer of oil, reflecting the 17% appreciation of the average rate of the real against the U.S. dollar, as well as the 6% decrease in the volume of oil and NGL production.

In relation to the previous quarter when net income reported by the Exploration & Production business segment was R$ 2,727 million, the net income reported in 1Q04 was 32% higher, mainly due to the R$ 540 million growth in gross income as an effect of the increase in international oil prices, and recognition in 4Q03 of losses related to disposal of offshore production systems, in the approximate amount of R$ 300 million.

These items were partially offset by the 3% reduction in oil and NGL production.

SUPPLY – In 1Q04, net income in the Supply business segment was R$ 1,035 million, 29% lower than net income reported in the same period of the prior year (R$ 1,465 million), due to the R$ 671 million decrease in gross income in the segment, which was caused by the following factors:

  Reduction of the sales price of oil products in the domestic market, mainly because of the reductions in April 2003 of the prices of diesel, gasoline and LPG, responsible for close to 70% of the volume sold in the domestic market;

  Reduction in the export revenues of oil products due to the 17% appreciation of the average exchange rate of the real against the U.S. dollar and reduction of 13% in export volume;

  Lower share of domestic oil in processed throughput (77% in 1Q04 and 80% in 1Q03);

These effects were partially offset by the 33% reduction in the volume of oil products imported, by the 17% appreciation of the average rate of the real against the U.S. dollar on the cost of oil and oil products imports, and by the 1% increase in the sales volume of oil products in the domestic market.

In relation to the previous quarter when the Supply business segment reported net income of R$ 942 million, net income reported in 1Q04 was 10% higher, mainly due to the following factors:

  Gain of R$ 67 million with participation in the petrochemical sector. In 4Q03 a R$ 12 million loss was reported;

  Net financial revenues of R$ 30 million. In 4Q03, a net financial expense of R$ 93 million was reported;

  Reduction in personnel expenses.

These items were partially offset by the R$ 309 million reduction in gross income, which occurred because of the following:

  Decrease of 3% in the oil products sales volume in the domestic market;

  Increase in the cost of sales, pressured mainly by the volumes and higher prices for oil and oil products imports;

  Lower share of domestic oil in the throughput processed in 1Q04 in relation to the previous quarter (77% and 79%, respectively).

GAS AND ENERGY – In 1Q04, the Gas and Energy business segment reported a loss of R$ 39 million, 88% lower than the R$ 335 million loss reported in the same period of the prior year.

The natural gas businesses generated net income of R$ 46 million in 1Q04, 72% lower than net income of R$ 162 million reported in the same period of the prior year, considering the following:

  Reduction in the average realization value of natural gas, resulting from the effects of price decreases for fuel oil in the international market and the 17% appreciation of the average rate of the real to the dollar on resale of Bolivian gas.

  The 35% increase in the share of Bolivian gas in the sales mix in 1Q03, to 41% in 1Q04.

  In 1Q04, a net financial expense of R$ 86 million was reported, which was mainly due to the financial charges on debt arising from construction of the Bolivia-Brazil pipeline. In the same period of the previous year, net financial revenue of R$ 72 million was reported, considering the 5% appreciation in the average rate of the real to the dollar.

These effects were partially offset by the following:

  Growth of 31% in volumes sold of natural gas, a result of the continuous substitution to fuel oil by transformation industries and to gasoline for vehicle use, plus the elevation in supply to thermoelectric plants.

  Reduction in the unit import cost of Bolivian gas, arising from the appreciation of the average rate of the real against the dollar and the decrease in international fuel oil prices.

The energy businesses had a loss of R$ 61 million in 1Q04, 88% lower than the R$ 497 million loss reported in 1Q03, when an additional loss provision of R$ 708 million was made against financial exposure to energy businesses.

In spite of this loss, energy revenues have been increasing because of contracts signed throughout 2002 and 2003, with the start of supply marked for 2004. In addition, the coming on-line of the UTE Três Lagoas thermoelectric plant and the return to operation of the UTE Canoas thermoelectric plant, plus the opportunity of technical dispatch in the southern region to avoid energy cuts in some cities, have had an effect.

Of the total of R$ 1,479 million provisioned in December 2003 for losses against financial exposure to energy businesses estimated in 2004, close to 22% (R$ 326 million) was realized in 1Q04.

In 4Q03, a R$ 710 million loss was reported, mainly due to the net provision for estimated losses in relation to energy businesses for 2004, which reached R$ 1,415 million.

DISTRIBUTION – In 1Q04, the Distribution business segment reported net income of R$ 106 million, 9% higher than the net income in the same period of the previous year (R$ 97 million), principally because of the R$ 51 million increase in gross income, reflecting the price decrease in basic oil products at refineries in the domestic market and the 3% growth in volumes sold.

These effects were partially offset by the R$ 49 million increase in sales expenses, due to the increased expenses for marketing and distribution of products.

Participation in the fuel distribution market through 1Q04 was 32.1% (33.2% in 1Q03).

In relation to the prior quarter, when the Distribution segment reported net income of R$ 72 million, net income in 1Q04 was 47% higher, mainly due to the reduction of expenses, in particular lower personnel expenses.

This was partially offset by the R$ 57 million drop in gross income because of the 7% reduction in volumes sold. In spite of the fall in volumes sold. In spite of the lower volumes sold, participation in the fuels market remained stable (32.1% in 1Q04 and 32.0% in 4Q03).

INTERNATIONAL – In 1Q04, the International business segment reported net income of R$ 157 million (US$ 54 million), 5% less than the net income of R$ 166 million (US$ 47 million) reported in the same period of the prior year.

The increase of R$ 590 million in gross income arising from the increase in international oil prices, the increased production in gas from Bolivia and mainly the inclusion as of May 2003 of the results of Petrobras Energia Participaciones S/A –PEPSA and Petrolera Entre Lomas S.A. – PELSA in the results of the International segment was caused by the following:

  Increase in sales, administrative and tax expenses in an amount equal to R$ 173 million, mainly because of the inclusion of PEPSA’s numbers.

  Higher expenses with prospecting and drilling in an amount equal to R$ 82 million, in reference to exploratory expenses.

  Increase of R$ 268 million in net financial expenses due mainly to inclusion of PEPSA, containing losses in hedge operations.

  Increase of R$ 76 million in minority shares, basically in PEPSA’s results.

In relation to the previous quarter when the International business segment reported a loss of R$ 47 million (US$ 16 million), the following was noted:

  Lower expenses for prospecting and drilling in the amount of R$ 193 million, arising from the register in 4Q03 of write-offs of dry wells, impairment and revision of abandonment provisions.

  Reduction of R$ 135 million in other operating expenses and net operating and non-operating revenues, due mainly to the provision in 4Q03 for contractual losses on tariffs charged for oil pipeline transport in Ecuador (Ship or Pay).

These facts were partially offset by a R$ 122 million increase in minority participation, fundamentally on PEPSA’s results.

CORPORATE – The units that comprise the Corporate segment of PETROBRAS had a loss of R$ 1,020 million in 1Q04, 185% higher than the loss reported in the same period of the previous year (R$ 358 million), considering that the result in 1Q03 was favorably impacted by net financial revenues of R$ 621 million, reflecting the 5% appreciation of the real to the dollar on corporate debt.

In 4Q03, the loss reported by the Corporate group was R$ 156 million, considering that the result of that quarter was favorably impacted by tax savings of R$ 428 million, arising form the provision for interest on own capital, as well as the positive financial result of R$ 267 million caused by the 1.2% appreciation of the real to the dollar. In 1Q04, a negative financial result of R$ 258 million was reported, which was caused by the 0.7% devaluation of the real to the dollar.

Consolidated Debt

	R$ Millions

	Mar 31, 2004	Dec 31, 2003	Δ %
Short-term Debt(1)	9,450	10,880	(13)
Long-term Debt(1)	50,100	49,618	1

Subtotal	59,550	60,498	(2)
Financial resources raised but still not applied to projects(4)	2,801	3,293	(15)

Total Debt	62,351	63,791	(2)
Net Debt(3)	37,647	34,684	9
Net Debt/(Net Debt + Stockholder Equity)(1)	41%	41%	0
Total Net Liabilities(1)(2)	131,741	126,094	4
Capital Structure
(Third Parties Net Capital / Total Liabilities Net)	59%	61%	(2)

(1)

Includes debt contracted by Special Purpose Companies with PETROBRAS structured project finance projects (R$ 10,666 million on March 31, 2004, and R$ 9,975 million on December 31, 2003), as well as acceleration of undertakings in consortiums (R$ 3,215 million on March 31, 2004, and R$ 3,438 million on December 31, 2003), and debt contracted through Leasing contracts (R$ 4,628 million on March 31, 2004, and R$ 4,837 million on December 31, 2003).

(2)	Total liabilities net of cash and cash equivalents.
(3)	Debt net of Junior Notes raised by PIFCo (R$ 873 million, equivalent to US$ 298 million on March 31, 2004, and R$ 861 million, equivalent to US$ 298 million on December 31, 2003).
(4)	Includes consolidation of financing transactions contracted by the SPC’s that are still not earmarked for specific investment projects.

PETROBRAS’ net debt on March 31, 2004 increased 9% in relation to December 31, 2003, mainly due to the reduction of available funds in the PETROBRAS group, a function of payment in February 2004 of part of the interest on own capital referring to fiscal year 2003, in the amount of R$ 3,066 million.

The Company has been working on lengthening its debt profile, contracting long-term operations and simultaneously liquidating short-term operations. Third-party capital structure was 59% on March 31, 2004, a 2% reduction over December 31, 2003.

Consolidated Investments

In continuation of the measures outlined in its strategic plan, PETROBRAS continues to prioritize its investments in developing its oil and natural gas production capacity through its own investments and through structured undertakings with partners. Total investments in 1Q04 were R$ 3,699 million (excluding amounts invested via off-balance sheet SPC’s, which were approximately R$ 172 million, equivalent to US$ 59 million from January through March 2004). This amount is a 3% increase on investments made during the same period in 2003.

R$ Millions
	Jan-Mar
	2004	%	2003	%	Δ %
• Direct Investments	3,522	95	3,331	93	6

Exploration & Production	2,107	57	2,075	58	2
Supply	724	20	626	17	16
Gas and Energy	58	1	110	3	(47)
International	486	13	369	10	32
Distribution	68	2	78	2	(13)
Corporate	79	2	73	3	8
• Ventures under Negotiation	62	2	128	4	(52)

• Structured Projects	115	3	131	3	(12)

Exploration & Production	115	3	131	3	(12)
Espadarte/Marimbá/Voador	16	-	7	-	129
Cabiúnas	36	1	14	-	157
Marlim / Nova Marlim Petróleo	36	1	94	3	(62)
Others	27	1	16	-	69

Total Investments	3,699 *	100	3,590	100	3

*	In addition to this amount, approximately R$172 million equivalent to (US$59 million) was invested through SPE's as mentioned above.

R$ Millions
	Jan-Mar
	2004	%	2003	%	Δ %
International	486	100	369	100	32

Exploration & Production	416	86	350	95	19
Supply	14	3	6	2	133
Gas and Energy	20	4	-	-	-
Distribution	9	2	9	2	-
Others	27	5	4	1	-

Total Investments	486	100	369	100	32

  In the first quarter of 2004, 69% of own investments in the country were earmarked for exploration and production activities.

  As part of its plans to increase production, the Company signed 70 joint venture contracts in order to invest in exploration activities and in developing production in the areas in which PETROBRAS has already made commercial discoveries. Of that total, 20 blocks were fully returned to the National Petroleum Agency, but there was only a partial return in the case of three blocks, which, consequently, resulted in a delay of the period for exploratory investigation of the retained areas. Additionally, one consortium was dissolved and PETROBRAS now retains all interest in that block. Currently 49 consortium contracts are in effect, with investments of US$ 4,950 million forecasted.

PETROBRAS	Financial Statements

Consolidated Statements of Results

R$ Million
		Jan-Mar
4Q-2003		2004	2003

33,199	Gross Operating Revenues	32,654	33,365
(9,247)	Sales Deductions	(9,442)	(8,865)

23,952	Net Operating Revenues	23,212	24,500
(13,326)	Cost of Goods Sold	(12,891)	(12,480)

10,626	Gross Profit	10,321	12,020
	Operating Expenses
(1,807)	Sales, General & Administrative	(1,721)	(1,561)
(675)	Cost of Prospecting, Drilling & Lifting	(372)	(227)
(178)	Research & Development	(138)	(140)
(281)	Taxes	(279)	(235)
(2,139)	Other	(614)	(1,366)
	Net Financial Expenses
603	Income	459	774
(1,029)	Expenses	(1,070)	(640)
73	Monetary & FX Correction - Assets	3	(137)
197	Monetary & FX Correction - Liabilities	(122)	706

(156)		(730)	703

(5,236)		(3,854)	(2,826)
(171)	Gains from Investments in Subsidiaries	143	(89)

5,219	Operating Profit	6,610	9,105
68	Balance Sheet Monetary Correction		16
(207)	Non-operating Income (Expenses)	(130)	(56)
(1,121)	Income Tax & Social Contribution	(2,381)	(3,314)
(44)	Minority Interest	(127)	(206)
(894)	Employee Profit Sharing Plan	-

3,021	Net Income	3,972	5,545

Consolidated Balance Sheet

Assets	R$ Millions

	Mar 31, 2004	Dec 31, 2003

Current Assets	50,108	51,869

Cash and Cash Equivalents	21,030	24,953
Accounts Receivable	8,201	8,035
Inventories	11,991	10,395
Other	8,886	8,486
Non-current Assets	17,849	16,949

Petroleum & Alcohol Account	692	689
Ventures under Negotiation	889	850
Advances to Suppliers	1,010	1,022
Marketable Securities	648	639
Investments in Companies to be Privatized	244	245
Deferred Taxes and Social Contribution	1,980	1,949
Advance for Pension Plan Migration	1,222	1,193
Prepaid Expenses	1,051	1,174
Accounts Receivable	3,025	2,812
Judicial Deposits	1,394	1,335
Other	5,694	5,041
Fixed Assets	69,519	67,416

Investments	2,075	2,022
Property, Plant & Equipment	66,805	64,779
Deferred	639	615

Total Assets	137,476	136,234

Liabilities	R$ Millions

	Mar 31, 2004	Dec 31, 2003

Current Liabilities	32,722	36,899

Short-term Debt	6,295	8,132
Suppliers	7,601	6,965
Taxes and Social Contribution	7,696	7,324
Project Finance and Joint Ventures	1,640	1,725
Pension Fund Obligations	338	462
Dividends	2,367	5,659
Other	6,785	6,632
Long-term Liabilities	49,221	48,038

Long-term Debt	34,746	34,116
Pension Fund Obligations	549	345
Health Care Benefits	4,842	4,564
Deferred Taxes and Social Contribution	6,108	6,044
Other	2,976	2,969
Provision for Future Earnings	310	312
Minority Interest	1,863	1,619

Shareholders’ Equity	53,360	49,367

Capital Stock	33,235	20,202
Reserves	16,153	11,371
Net Income	3,972	17,794

Total Liabilities	137,476	136,234

Consolidated Cash Flow Statement

R$ Million
		Jan-Mar
4Q-2003		2004	2003

3,021	Net Income (Loss)	3,972	5,545
3,092	(+) Adjustments	1,033	1,675

1,332	Depreciation & Amortization	1,412	918
26	Petroleum & Alcohol Account	(3)	(25)
622	Charges on Financing and Connected Companies	661	(13)
1,112	Other Adjustments	(1,037)	795
6,113	(=) Net Cash Generated by Operating Activities	5,005	7,220
5,032	(-) Cash used for Cap.Expend.	3,733	3,672

2,455	Investment in E&P	2,379	2,582
1,558	Investment in Refining & Transport	635	638
926	Investment in Gas and Energy	215	97
(48)	Project Finance	263	130
(60)	Dividends	(27)	(17)
201	Other Investments	268	242

1,081	(=) Free Cash Flow	1,272	3,548
(2,889)	(-) Cash used in Financing Activities	5,195	212
(2,898)	Financing	2,129	(790)
9	Dividends	3,066	1,002
3,970	(=) Net Cash Generated in the Period	(3,923)	3,336

20,983	Cash at the Beginning of Period	24,953	11,875
24,953	Cash at the End of Period	21,030	15,211

Consolidated Added Value Statement

	R$ Million
	Jan-Mar
	2004	2003
Description
Sales of Products and Services and Non-operating Revenues	32,617	33,357
Raw Materials Used	(3,126)	(3,095)
Products for Resale	(3,088)	(4,399)
Materials, Energy, Services & Others	(4,013)	(2,781)

Value Added Generated	22,390	23,082

Depreciation & Amortization	(1,412)	(918)
Part. in Associated Companies, Goodwill & Negative Goodwill	144	(89)
Financial Income	461	638
Balance Sheet Monetary Correction	-	16

Total Distributable Value Added	21,583	22,729

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	1,456	1,149
Participation	-	-

	1,456	1,149

Government Entities
Taxes, Fees and Contributions	10,731	11,630
Government Participation	2,301	2,905
Deferred Income Tax & Social Contribution	657	95

	13,689	14,630

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	2,339	1,199

Shareholders
Retained Earnings	3,972	5,545

	3,972	5,545
Minority Interest	127	206

	4,099	5,751

Consolidated Result by Business Area - March 31, 2004

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	11,937	17,070	1,285	5,896	2,871	-	(15,847)	23,212

Intersegments	10,256	5,054	214	111	212	-	(15,847)
Third Parties	1,681	12,016	1,071	5,785	2,659	-	-	23,212
Cost of Goods Sold	(5,716)	(14,849)	(1,087)	(5,281)	(1,972)	-	16,014	(12,891)

Gross Profit	6,221	2,221	198	615	899	-	167	10,321
Operating Expenses	(636)	(761)	(47)	(417)	(372)	(1,000)	109	(3,124)
Sales, General & Administrative	(161)	(595)	(86)	(376)	(259)	(353)	109	(1,721)
Taxes	-	(22)	(6)	(37)	(26)	(188)	-	(279)
Exploration, Drilling and Lifting Costs	(270)	-	-	-	(102)	-	-	(372)
Research & Development	(65)	(33)	(4)	(2)	(1)	(33)	-	(138)
Others	(140)	(111)	49	(2)	16	(426)	-	(614)

Operating Profit (Loss)	5,585	1,460	151	198	527	(1,000)	276	7,197
Interest Income (Expenses)	(52)	30	(116)	(31)	(214)	(258)	(89)	(730)
Gains from Investment in Subsidiaries	-	67	30	-	(27)	73	-	143
Non-operating Income (Expense)	(62)	7	(58)	(2)	(15)	-	-	(130)

Income (Loss) before Taxes and Minority Interests	5,471	1,564	7	165	271	(1,185)	187	6,480
Income Tax & Social Contribution	(1,861)	(510)	(11)	(59)	(41)	165	(64)	(2,381)
Minority Interests	-	(19)	(35)	-	(73)	-	-	(127)
Employee Profit Sharing Plan

Net Income (Loss)	3,610	1,035	(39)	106	157	(1,020)	123	3,972

Consolidated Result by Business Area - March 31, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	15,693	19,636	1,016	6,326	1,363	-	(19,534)	24,500

Intersegments (1)	13,408	5,648	131	93	254	-	(19,534)
Third Parties	2,285	13,988	885	6,233	1,109	-	-	24,500
Cost of Goods Sold (1)	(6,210)	(16,744)	(567)	(5,762)	(1,054)	-	17,857	(12,480)

Gross Profit	9,483	2,892	449	564	309	-	(1,677)	12,020
Operating Expenses	(611)	(786)	(832)	(365)	(110)	(825)	-	(3,529)
Sales, General & Administrative	(67)	(620)	(120)	(319)	(98)	(337)	-	(1,561)
Taxes	-	(20)	(3)	(37)	(14)	(161)	-	(235)
Exploration, Drilling and Lifting Costs	(208)	-	-	-	(19)	-	-	(227)
Research & Development	(78)	(25)	(5)	-	-	(32)	-	(140)
Others	(258)	(121)	(704)	(9)	21	(295)	-	(1,366)

Operating Profit (Loss)	8,872	2,106	(383)	199	199	(825)	(1,677)	8,491
Interest Income (Expenses)	(21)	60	25	(36)	54	621	-	703
Gains from Investment in Subsidiaries (2)	-	88	-	-	-	(177)	-	(89)
Balance Sheet Monetary Correction	-	-	-	-	16	-	-	16
Non-operating Income (Expense)	(7)	(43)	-	(2)	(8)	4	-	(56)

Income (Loss) before Taxes and
Minority Interests	8,844	2,211	(358)	161	261	(377)	(1,677)	9,065
Income Tax & Social Contribution	(3,227)	(714)	198	(62)	(98)	19	570	(3,314)
Minority Interests	-	(32)	(175)	(2)	3	-	-	(206)

Net Income (Loss)	5,617	1,465	(335)	97	166	(358)	(1,107)	5,545

(1) Because of the revision of write-offs relative to oil exports, and in an attempt to maintain comparability between the fiscal years, the Net Operating Revenue and the Cost of Goods Sold in the Exploration & Production and Supply business segments related to 1Q03 were altered in the amount of R$ 1,509 million (Reduction in E&P and increase in Supply), without causing any effect on the results in these segments.

(2) The Equity Income Result relative to 1Q03 was reclassified between the International business segment and the group of Corporate organizations from exchange rate loss/gain on the conversion of company investments abroad, to being treated exclusively as a corporate result.

Statement of Other Expenses/Operating Revenues March 31, 2004

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Expense for Health and Pension Plan - Retirees and Pension Holders		-				(319)		(319)
Institutional Relations and Cultural Projects		(1)		(17)		(90)		(108)
Stoppages on Installations and Production Equipment	(58)	(46)						(104)
Losses and Contingencies with Lawsuits	(10)	(11)	(2)			(2)		(25)
Revenues from Rents				9				9

Others	(72)	(53)	51	6	16	(15)		(67)

	(140)	(111)	49	(2)	16	(426)	-	(614)

Statement of Other Expenses/Operating Revenues March 31, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses on Financial Exposure to Thermoelectric Plants			(708)					(708)
Expense for Health and Pension Plan - Retirees and Pension Holders		(1)		(7)		(199)		(207)
Stoppages on Installations and Industrial Equipment	(175)	(29)						(204)
Institutional Relations and Cultural Projects		(1)				(69)		(70)
Losses from Lawsuits	(6)	(5)				(2)		(13)
Others	(77)	(85)	4	(2)	21	(25)		(164)

Institutional Relations and Cultural Projects
	(258)	(121)	(704)	(9)	21	(295)	-	(1,366)

Consolidated Assets by Business Segment - March 31, 2004

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	40,250	31,858	12,749	5,748	22,945	39,847	(15,921)	137,476

CURRENT ASSETS	5,016	16,760	2,314	3,572	5,747	21,584	(4,885)	50,108

CASH AND CASH EQUIVALENTS	3	1,656	396	67	1,398	17,510	-	21,030
OTHERS	5,013	15,104	1,918	3,505	4,349	4,074	(4,885)	29,078
NON-CURRENT ASSETS	5,708	1,387	3,106	775	836	16,665	(10,628)	17,849

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	692	-	692
MARKETABLE SECURITIES	521	5	2	2	-	118	-	648
OTHERS	5,187	1,382	3,104	773	836	15,855	(10,628)	16,509
FIXED ASSETS	29,526	13,711	7,329	1,401	16,362	1,598	(408)	69,519

Consolidated Assets by Business Segment - December 31, 2003

	R$ Million
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	38,102	28,928	11,834	5,664	22,603	44,006	(14,903)	136,234

CURRENT ASSETS	4,764	14,152	1,750	3,497	5,574	28,111	(5,979)	51,869

CASH AND CASH EQUIVALENTS	28	1,672	379	97	1,338	21,439	-	24,953
OTHERS	4,736	12,480	1,371	3,400	4,236	6,672	(5,979)	26,916
NON-CURRENT ASSETS	5,169	1,340	2,879	802	837	14,433	(8,511)	16,949

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	689	-	689
MARKETABLE SECURITIES	518	5	-	1	-	115	-	639
OTHERS	4,651	1,335	2,879	801	837	13,629	(8,511)	15,621
FIXED ASSETS	28,169	13,436	7,205	1,365	16,192	1,462	(413)	67,416

Consolidated Results - International Business Area - March 31, 2004

R$ Million INTERNATIONAL
	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS	13,820	3,352	4,762	585	6,650	(6,224)	22,945

Income Statement

Net Operating Revenues	1,241	1,894	503	633	3	(1,403)	2,871

Intersegments	742	774	88	11	-	(1,403)	212
Third Parties	499	1,120	415	622	3	-	2,659

Operating Revenues	475	65	124	(52)	(91)	6	527

Net Income (Loss)	104	70	109	(38)	(76)	(12)	157

Consolidated Results - International Business Area

R$ Million INTERNATIONAL
	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS (as of 12.31.2003)	13,534	3,465	4,358	551	6,540	(5,845)	22,603

Income Statement (as of 03.31.03)

Net Operating Revenues	414	1,004	161	453	6	(675)	1,363

Intersegments	250	613	66	-	-	(675)	254
Third Parties	164	391	95	453	6	-	1,109

Operating Revenues	175	32	64	(42)	(30)	-	199

Net Income (Loss) (1)	147	36	62	(43)	(36)	-	166

(1)	The Equity Income Result relative to 1Q03 was reclassified between the International business segment and the group of Corporate organizations relative to exchange rate loss/gain on the conversion of company investments abroad, and is being treated exclusively as a corporate result.

PETROBRAS	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ Million
		Jan-Mar
4Q-2003		2004	2003
685	Initial Balance	689	644
-	Reimbursement to 3rd Parties	-	16
4	Intercompany Lending Charges	3	8

689	Final Balance	692	668

In accordance with the Company’s ongoing explanatory notes in annual and quarterly financial statements, the Governmental Audit that is currently under way will certify the regularity and exactness of the amount due in relation to the Petroleum and Alcohol Accounts in reference to the period from July 1, 1998 to December 31, 2001. This will allow PETROBRAS to close these accounts with the government of Brazil.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES - 1Q04/4Q03 VARIATION MAIN IMPACTS
R$ Million
	Holding	Consolidated
• Effect of FX conversion on net operating revenues relative to international businesses, after elimination from Consolidated results	-	(26)
• Effect of sales prices on the domestic market	282	388
• Effect of volumes sold on the domestic market	(648)	(788)
• Effect of prices on export revenues	293	293
• Effect of volumes sold on export revenues	(473)	(473)
• Others	-	(134)

• Total	(546)	(740)

CPV - 1Q04/4Q03 - VARIATION MAIN IMPACTSS
R$ Million
	Holding	Consolidated
• Effect of FX conversion on cost of sales relative to international businesses, after elimination from consolidated results	-	(18)
• Effect of the exchange rate, international prices and petroleum production on third-party participation in consortiums and project finance on the CPV of PETROBRAS	(154)	(154)
Effect of the exchange rate, international prices and petroleum production on Government Participation on the CPV of PETROBRAS	(122)	(122)
• Effect of personnel and third-party expenses on the CPV of Petrobras	451	451
• Impact of volumes sold (domestic and export markets) on the CPV	(542)	(542)
• Others	139	(50)

• Total	(228)	(435)

3. Consolidated Taxes and Contributions

The economic contribution of PETROBRAS to the country, measured by generation of taxes, rates and social contributions, totaled R$ 9,824 million in 1Q04, a reduction of 14% in relation to 1Q03.

R$ Million
		Jan-Mar
4Q-2003		2004	2003	Δ %
	Economic Contribution - Country
3,165	Value Added Tax (ICMS)	3,021	3,275	(8)
2,023	CIDE (1)	2,029	1,721	18
2,875	PASEP/COFINS	2,774	2,728	2
1,209	Income tax & social contribution	1,616	3,305	(51)
107	Others	384	409	(6)

9,379	Subtotal	9,824	11,438	(14)

496	Economic Contribution - Foreign	907	192	372

9,875	Total	10,731	11,630	(8)

(1) CIDE - INTERVENTION CONTRIBUTION IN ECONOMIC DOMAIN.

4. Government Participation

R$ Million
		Jan-Mar
4Q-2003		2004	2003	Δ %
	Country
1,038	Royalties	1,109	1,288	(14)
1,071	Special Participation	1,050	1,573	(33)
22	Surface Rental Fees	17	17	0

2,131	Subtotal	2,176	2,878	(24)

118	Foreign	125	27	362

2,249	Total	2,301	2,905	(21)

Government participation in the country fell 24% in 1Q04 when compared to the same period of 2003, a function of the reduced production of oil and gas, and the behavior of the domestic oil reference price as the basis in international prices and the exchange rate.

5. Reconciliation of Result and Consolidated Net Equity

	R$ Million
	Shareholders' Equity	Result
• According to Petrobras information as of March 31, 2004	55,574	4,047
• Profit in the sales of products in affiliated inventories	(173)	(173)
• Reversal of profits on inventory in previous years		163
• Capitalized interest	(654)	(88)
• Absorption of negative net worth in affiliated companies (*)	(938)	51
• Other write-offs	(449)	(28)

• According to consolidated information as of March 31, 2004	53,360	3,972

* In accordance with CVM Instruction No. 247/96 and CVM Official Circular No. 04/96 (OFÍCIO CIRCULAR/CVM/SNC/SEP/N° 04/96), losses that are considered to be of a non-permanent nature (temporary) on investments evaluated using the equity income method, which investments do not show signs of paralysis or the need for financial help from the investor, should be limited to the value of the investment of the controlling company. Therefore, the losses occasioned by undiscovered liabilities (negative Shareholders equity) of controlled companies did not influence the results or the net equity of PETROBRAS in the 1Q04, thus generating a conciliatory item between PETROBRAS’ Financial Statements and the Consolidated Financial Statements.

6. PETROBRAS ADR and Share Performance

Nominal Valuation
		Jan-Mar
4Q-2003		2004	2003
27.71%	Petrobras ON	15.52%	-3.81%
25.97%	Petrobras PN	11.91%	0.00%
27.52%	ADR- Level III - ON	14.57%	1.41%
25.46%	ADR- Level III - PN	10.80%	2.69%
38.88%	IBOVESPA	-0.42%	0.05%
12.71%	DOW JONES	29.60%	-4.19%
12.11%	NASDAQ	48.69%	0.42%

The book value per share of PETROBRAS on March 31, 2004 was R$ 50.68.

7. Exchange Rate Exposure

Exchange rate exposure of PETROBRAS is measured as follows:

Assets	R$ Million
	Mar. 31, 2004	Dec. 31, 2003

Current Assets	16,840	17,397

Cash and Cash Equivalents	4,818	8,231
Other Current Assets	12,022	9,166

Non-current Assets	3,689	2,735

Fixed Assets	22,785	22,203

Investments	1,199	1,186
Property, Plant & Equipment	21,547	20,978
Deferred	39	39

Total Assets	43,314	42,335

Liabilities	R$ Million
	Mar. 31, 2004	Dec. 31, 2003

Current Liabilities	12,814	11,752
Short-term Debt	5,761	7,662
Suppliers	5,217	4,566
Other Current Liabilities	1,836	(476)

Long-term Liabilities	33,174	32,544
Long-term Debt	31,017	30,087
Other	2,157	2,457

Total Liabilities	45,988	44,296

Net Liabilities in reais	(2,674)	(1,961)

Net Liabilities in US$ (1)	(919)	(679)

(1) Considers the conversion of the value in reais by the sales exchange rate on the day of the close of the period (3.31.2004 – R$ 2.9086, and 12.31.2003 – R$ 2.8892).

PETROBRAS	Financial Statements

Holding Company Statement of Results

R$ Million
		Jan-Mar
4Q - 2003		2004	2003
26,578	Gross Operating Revenues	25,746	28,616
(7,834)	Sales Deductions	(7,548)	(7,682)

18,744	Net Operating Revenues	18,198	20,934
(9,937)	Cost of Goods Sold	(9,709)	(10,222)

8,807	Gross Profit	8,489	10,712
	Operating Expenses
(1,220)	Sales, General & Administrative	(1,077)	(1,100)
(380)	Cost of Prospecting, Drilling & Lifting	(270)	(208)
(178)	Research & Development	(136)	(140)
(162)	Taxes	(188)	(160)
(1,749)	Others	(761)	(1,606)
	Net Financial Expense
800	Income	470	848
(552)	Expense	(538)	(463)
(311)	Monetary & Foreign Exchange Correction - Assets	310	(1,348)
381	Monetary & Foreign Exchange Correction - Liabilities	(423)	1,514

318		(181)	551
(94)	Gains from Investment in Subsidiaries	464	495

5,342	Operating Profit	6,340	8,544
(229)	Non-operating Income (Expense)	(120)	(28)
(1,033)	Income Tax & Social Contribution	(2,173)	(2,987)
(777)	Employee Profit Sharing Plan	-	-

3,303	Net Income (Loss)	4,047	5,529

Holding Company Balance Sheet

Assets	R$ Million
	Mar. 31, 2004	Dec. 31, 2003

Current Assets	37,763	39,247

Cash and Cash Equivalents	17,124	20,223
Accounts Receivable	6,076	5,856
Inventories	9,653	8,383
Other Current Assets	4,910	4,785

Non-current Assets	32,696	33,664

Petroleum & Alcohol Account	692	689
Subsidiaries, Controlled Companies and Affiliates	21,991	23,306
Ventures under Negotiation	1,624	1,584
Advances to Suppliers	1,010	1,022
Advance for Pension Plan Migration	1,222	1,193
Deferred Taxes and Social Contribution	841	863
Others	5,316	5,007

Fixed Assets	48,863	46,912

Investments	12,317	11,817
Property, Plant & Equipment	36,221	34,826
Deferred	325	269

Total Assets	119,322	119,823

Liabilities	R$ Million
	Mar. 31, 2004	Dec. 31, 2003

Current Liabilities	38,621	43,542

Short-term Debt	1,887	1,532
Suppliers	18,492	20,688
Taxes & Social Contribution	6,813	6,494
Dividends/Interest on Own Capital	2,363	5,647
Project Finance and Joint Ventures	3,659	3,744
Pension Fund Obligations	312	435
Others	5,095	5,002

Long-term Liabilities	25,127	24,761

Long-term Debt	9,529	9,723
Subsidiaries & Controlled Companies	4,093	4,109
Pension Fund Obligations	488	288
Health Care Benefits	4,476	4,217
Deferred Taxes & Social Contribution	4,508	4,445
Others	2,033	1,979

Shareholders’ Equity	55,574	51,520

Capital Stock	33,235	20,202
Reserves	18,292	13,793
Net Income	4,047	17,525

Total Liabilities	119,322	119,823

Holding Company Cash Flow Statement

		R$ Million
		Jan-Mar
4Q- 2003		2004	2003
3,303	Net Income (Loss)	4,047	5,529
5,574	(+) Adjustments	(3,492)	1,345

804	Depreciation & Amortization	762	586
26	Petroleum & Alcohol Account	(3)	(25)
1,681	Supply of Oil and Oil By-products Abroad	(1,808)	236
(135)	Charges on Financing and Affiliated Companies	(219)	494
3,198	Other Adjustments	(2,224)	54
8,877	(=) Cash Generated by Operating Activities	555	6,874
3,543	(-) Cash used for Cap.Expend.	2,572	2,263

1,532	Investment in E&P	1,543	1,696
1,348	Investment in Refining & Transport	607	602
744	Investment in Gas and Energy	18	76
(54)	Structured Projects Net of Advance	263	124
-	Dividends	-	(297)
(27)	Other Investments	141	62

5,334	(=) Free Cash Flow	(2,017)	4,611
1,133	(-) Cash Used in Financing Activities	1,082	758

4,201	(=) Cash Generated in the Period	(3,099)	3,853

16,022	Cash at the Beginning of Period	20,223	7,921
20,223	Cash at the End of Period	17,124	11,774

Holding Company Added Value Statement

	R$ Million
	Jan-Mar
Description	2004	2003
Gross Operating Revenue from Sales & Services	25,751	28,633
Raw Materials Used	(2,754)	(3,231)
Products for Resale	(946)	(1,349)
Materials, Energy, Services & Others	(2,812)	(2,521)

Value Added Generated	19,239	21,532

Depreciation & Amortization	(762)	(586)
Part. in Subsidiaries, Amortization of Goodwill/Negative Goodwill	464	494
Financial Income Net of Affiliated Companies	522	659

Total Distributable Value Added	19,463	22,099

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	1,068	900
Government Entities
Taxes, Fees and Contributions	9,376	10,983
Government Participation	2,176	2,878
Deferred Income Tax & Social Contribution	772	104

	12,324	13,965

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	2,024	1,705

Shareholders
Dividends	-	-
Net Income in the Period	4,047	5,529

	4,047	5,529

PETROBRAS S.A

http: //www.petrobras.com.br/ri/

For more information, please contact:

PETROLEO BRASILEIRO S.A – PETROBRAS
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.